

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 5, 2016

<u>Via E-mail</u>
Prokopios (Akis) Tsirigakis
Chief Executive Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi 15125
Athens, Greece

> Re:   **Stellar Acquisition III Inc.**
> **Amendments No. 1 and 2 to Registration Statement on Form S-1**
> **Files July 28, 2016 and August 2, 2016**
> **File No. 333-212377**

Dear Mr. Tsirigakis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Ability to extend time to complete business combination, page 14</u>

1.      We note your disclosure that you "would not be obligated" to repay the extension loans. However, it is unclear whether you intend to so. If you will not repay the loans if you do not complete an initial business combination, please revise to clearly disclose. If you will repay the loans if you do not complete an initial business combination, please disclose the source of funds to be used to repay the loans.

<u>Our sponsors may decide not to extend the term, page 26</u>

2.      We note that the redemption of the trust funds will be subject to claims made by creditors under Marshall Islands law. Please disclose whether the extension loans would give rise to claims by the sponsors under Marshall Islands law.

Exhibits

3.    We note that you have not filed the promissory note to be used in connection with the extension loans. Please file with your next amendment.

Exhibit 1.1

4.    Please reconcile the statement in this exhibit that your "initial focus will be on acquiring an operating business in the information technology consulting industry" with your disclosure throughout your filing that you will focus "[y]our efforts on identifying a prospective target business in the international energy logistics industry."

Exhibit 3.3

5.    Please provide your analysis as to whether section 9.7 operates to pull the Redemption Limitation into section 9.2(d). It appears that any attempt to change section 9.2(d), whether or not successful, would trigger section 9.7.  Please advise as to whether this trigger would result in shareholders receiving less than 100% value.

Exhibit 10.5

6.    We note that the prospectus indicates that the required loan amount for each extension will be $460,000 if the over-allotment is exercised.  Please advise us as to where this requirement is reflected in this agreement.

7.    The exhibits to Exhibit 10.5 appear to indicate that the funds held in trust will be transferred to an account outside of the trust before being distributed to shareholders.  If so, please provide us your analysis of whether that procedure increases the risk that your creditors or the creditors of the business you acquire could access the funds.

      You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc:    Stuart Neuhauser, Esq.